Gregory R. Binkley
President/CEO

June 24, 2005

Confidential
Mr. Michael Moran, Accounting Branch Chief
Mr. Brian V. McAllister
Ms. Donna Di Silvio
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 3-8
Washington, D.C. 20549

Via EDGAR and Facsimile

Re:	The Sportsman’s Guide, Inc.
Form 10-K/A for the year ended December 31, 2004
Filed May 12, 2005
File No. 0-15767

Dear Messrs. Moran, McAllister and Ms. Di Silvio:

     On behalf of The Sportsman’s Guide, Inc. (the “Company”), set forth below is our response to the Staff’s comment letter dated May 25, 2005 regarding the above-referenced Amendment No. 1 to Form 10-K/A for the year ended December 31, 2004 filed May 12, 2005 (the “Form 10-K/A”) and to our May 9 letter responding to the Staff’s comment letter dated May 5, 2005. To facilitate your review of our response, this letter sets forth the heading, item number under each heading, and text of the Staff’s comment provided in its May 25, 2005 comment letter.

Note A-3 Revenue Recognition, page 31

1.	We note your response to prior comment 3 and continue to believe your revenue recognition policy is inconsistent with SAB 104. We view the Buyer’s Club membership fee to be analogous to refundable fees for services as discussed in Question 1 of SAB Topic 13A4. Question 1 permits you to recognize revenue applying either a SFAS No. 48 or SFAS No. 140 based accounting model. Under the SFAS 48 model, a portion of membership fees received will be deferred as an estimate of future refunds based on a homogeneous pool of customers, and recorded as a monetary liability. The monetary liability will be reduced at the earlier of refunds given or membership expiration. The remaining membership fees are recorded as deferred revenues in a non-monetary liability account and recognized straight-line over the remaining membership term. Changes in the estimated level of future refunds are reclassified between the monetary liability and deferred revenue.

Alternatively, you may apply a model akin to SFAS No. 140, whereby individual customer membership fees are received and accounted for as a monetary liability. The liabilities may be derecognized only when you are relieved of your refund obligation or released from your contractual service obligation. As individual customers purchase products the non-refundable portion of the monetary liability is reclassified to deferred revenue and recognized straight-line over the future remaining membership term from the point of purchase. The reclassification will occur successively as purchases occur until the entire fee is reclassified as deferred revenue. In either accounting model, membership fees become fixed when a membership term expires and existing monetary liabilities and deferred revenue are recognizable immediately.

If you adopt one of these models for recognizing revenues associated with refundable fees for services, please restate your financial statements providing the disclosures required by paragraphs 36 and 37 of APB 20 and file an amendment to your Form 10-K. If you select one of the above models as a suitable method and determine the effects of this change in accounting estimate has an immaterial effect on your consolidated net revenue, net income and trend in earnings, please demonstrate to us your consideration of immateriality by including a schedule contrasting the effects of your current accounting estimates, gross of refunds, with the effects of either model. Use a retrospective approach in the schedule and account for effects in the current period of change and future periods if it affects both.

If you conclude the change in accounting estimate is immaterial in the current period but reasonably certain to have a material effect in later periods (i.e. increases in membership enrollment, member fees, etc.) disclose this conclusion in the period of change. If you decide not to apply either of the models mentioned above, please disclose that your accounting policy does not comply with GAAP, that your results would not be materially different if you recorded Buyer’s Club membership fees in accordance with GAAP and disclose the immaterial difference for each income statement presented.

Irregardless of your decision, SAB Topic 13A4 also requires you to disclose the following for each income statement presented:

•	The unearned revenue and refund obligations as of the beginning of each period;

•	The amount of cash received from customers;

•	The amount of revenue recognized in earnings;

•	The amount of refunds paid;

•	Other adjustments (with an explanation thereof); and

•	The ending balance of earned revenue and refund obligations.

In your response please show us what your revised disclosures will look like.

     In accordance with the Staff’s comment, the Company has changed its accounting policy for recognition of Buyer’s Club membership fees by applying a SFAS No. 48 based accounting model as described in Question 1 of SAB Topic 13A4. Membership fees, net of estimated refunds for club membership cancellations, will be deferred and recognized in income on a straight-line basis over the remaining membership term. Estimated refunds will be recorded as a liability and reduced when refunds are given or upon membership expiration.

     As a result of this change in accounting policy, the Company will restate its consolidated financial statements and amend related disclosures for all periods presented in the Company’s Form 10-K/A for the fiscal year ended December 31, 2004 and in its Form 10-Q for the quarter ended March 31, 2005. Amendments to these reports reflecting the restatement are being filed with the Commission concurrently with this letter. The additional disclosure required by SAB Topic 13A4 for each income statement presented is included in the amended Form 10-K/A.

     We hope the foregoing adequately responds to the Staff’s comment and concludes the Staff’s review of the Company’s Form 10-K/A for the year ended December 31, 2004.

     If you desire clarification of the above response or require additional information relating to the Company, please call Charles B. Lingen, Chief Financial Officer at (651) 552-5106.

Sincerely,

Gregory R. Binkley
President and Chief Executive Officer

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